UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT

UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)

(AMENDMENT NO. 3)

GOLDEN TELECOM, INC.

(Name of Issuer)

GOLDEN TELECOM, INC.

(Name of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

38122G107

(CUSIP Number of Class of Securities)

Ilya Smirnov

General Counsel

REPRESENTATION OFFICE OF GOLDEN TELESERVICES, INC.

1 KOZHEVNICHESKY PROEZD

MOSCOW, RUSSIA 115114

(011-7-495) 797-9300

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to:

Patricia Moran, Esq. Ann Beth Stebbins, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, NY 10036-6522 (212) 735-3000	William Greason, Esq. Chadbourne & Parke LLP 30 Rockefeller Plaza New York, NY 10112 (212) 408-5527

This statement is filed in connection with (check the appropriate box):

☐	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☒	c.	A tender offer.

☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$4,404,572,360	$173,139
*	Estimated for the purposes of calculating the amount of the filing fee only.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended.

☒	Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $173,139

Form or Registration No.: ______________________________________________

Schedule TO Filing Parties: Lillian Acquisition, Inc., a wholly owned subsidiary of VimpelCom Finance B.V.

Date Filed: January 18, 2008

This Amendment No. 3 (this “Amendment”) amends and supplements the Schedule 13E-3 Transaction Statement initially filed on January 18, 2008, as amended by Amendments No. 1 and No. 2 thereto filed with the Securities and Exchange Commission (the “SEC”) on February 6, 2008 and February 8, 2008, respectively (the “Schedule 13E-3”), by Golden Telecom, Inc., a Delaware corporation (the “Company”). The Schedule 13E-3 relates to the offer by Lillian Acquisition, Inc. (“Merger Sub”), a Delaware corporation and a direct wholly owned subsidiary of VimpelCom Finance B.V., a private company with limited liability incorporated under the laws of The Netherlands (“Parent”), to purchase, at a price of $105.00 per share in cash without interest (and less any amounts required to be deducted and withheld under any applicable law), any and all outstanding shares of Common Stock on the terms and subject to the conditions specified in the offer to purchase dated January 18, 2008, filed as an exhibit to the Schedule TO filed by Parent, Merger Sub and Open Joint Stock Company “Vimpel-Communications” (“VimpelCom”) with the SEC on January 18, 2008 (the “Schedule TO”) as amended by Amendments No. 1, 2, 3 and 4 thereto filed with the SEC on January 28, 2008, February 6, 2008, February 8, 2008 and February 19, 2008, respectively (the “Offer to Purchase”) and related letter of transmittal (which, together with any supplements or amendments thereto, collectively constitute the “Offer”).

The Schedule 13E-3 also relates to the Agreement and Plan of Merger dated as of December 21, 2007 by and among the Company, Parent, and Merger Sub (the “Merger Agreement”). The Merger Agreement provides that, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with the Delaware General Corporation Law, Merger Sub will be merged with and into the Company (the “Merger”). Following the consummation of the Merger, the Company will continue as the surviving corporation. At the effective time of the Merger, each issued and outstanding share of Common Stock (other than shares that are to be canceled pursuant to the Merger Agreement or are to otherwise remain outstanding pursuant to the terms of the Merger Agreement) will be converted into the right to receive $105.00 in cash.

Concurrently with the filing of this Amendment, the Company filed with the SEC Amendment No. 3 to the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed by the Company on January 18, 2008, as amended by Amendments No. 1 and 2 thereto filed with the SEC on February 6, 2008 and February 8, 2008, respectively (the “Schedule 14D-9”).

Except as otherwise set forth herein, the information set forth in the Schedule 13E-3 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13E-3. References to the Schedule 14D-9, the Offer to Purchase and the Schedule TO in the Schedule 13E-3 as amended by this Amendment are references to the Schedule 14D-9, the Offer to Purchase and the Schedule TO as amended.

ITEM 16. EXHIBITS.

Item 16 is hereby amended and restated in its entirety as follows:

Regulation M-A Item 1016

EXHIBIT NO.	DESCRIPTION
(a)(1)(A)	Solicitation/Recommendation Statement on Schedule 14D-9, filed by the Company with the SEC on January 18, 2008, as amended by Amendments No. 1, 2 and 3 on February 6, 2008, February 8, 2008 and February 19, 2008, respectively (incorporated by reference).

(a)(1)(B)	Offer to Purchase, dated January 18, 2008, as amended by Amendments No. 1, 2, 3 and 4 filed with the SEC on January 28, 2008, February 6, 2008, February 8, 2008 and February 19, 2008, respectively (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO).

(a)(1)(C)	Letter of Transmittal, dated January 18, 2008 (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(D)	Summary Advertisement, dated January 18, 2008 (incorporated by reference to Exhibit (a)(1)(G) to the Schedule TO).

(a)(1)(E)	Joint Press Release issued by the Company and OAO Vimpel-Communications, dated December 21, 2007 (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by the Company with the SEC on December 21, 2007).

(a)(1)(F)	Letter to Stockholders of the Company from Jean-Pierre Vandromme, dated January 18, 2008 (incorporated by reference to Exhibit (a)(1)(E) to the Schedule 14D-9).

(a)(1)(G)	Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (incorporated by reference to Exhibit (a)(1)(F) to Amendment No. 1 to the Schedule 14D-9, filed by the Company with the SEC on February 6, 2008).

EXHIBIT NO.	DESCRIPTION
(a)(1)(H)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to Exhibit (a)(1)(F) of the Schedule TO).

(a)(1)(I)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(J)	Letter from Dealer Manager to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(K)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(5)(A)	Press Release issued by VimpelCom, dated February 18, 2008 (incorporated by reference to Exhibit (a)(5)(D) to the Schedule TO).

(b)(1)	Amended and Restated $41.4 million Unsecured Loan Agreement, dated December 21, 2007, between VimpelCom and Merger Sub (incorporated by reference to Exhibit (b)(1) to the Schedule TO).

(b)(2)	$4.35 billion Debt Commitment Letter, dated December 20, 2007, between VimpelCom and Merger Sub (incorporated by reference to Exhibit (b)(2) to the Schedule TO).

(b)(3)	$3.5 billion Debt Commitment Letter, dated December 20, 2007, among VimpelCom and ABN AMRO Bank N.V., London Branch, Barclays Capital, BNP Paribas, CALYON, Citibank, N.A., HSBC Bank plc, ING Bank N.V. and UBS Limited as mandated lead arrangers and ABN AMRO Bank N.V., London Branch, Barclays Bank PLC, BNP Paribas, CALYON, Citibank, N.A., HSBC Bank plc, ING Bank N.V. and UBS (Luxembourg) S.A. as underwriters, and related term sheet (incorporated by reference to Exhibit (b)(3) to the Schedule TO).

(c)(1)	Opinion of Credit Suisse to the special committee of the board of directors of the Company, dated December 20, 2007 (incorporated by reference to Annex I of the Schedule 14D-9).

(c)(2)*	Preliminary Discussion Materials of Credit Suisse to the special committee of the board of directors of the Company, dated July 19, 2007.

(c)(3)*	Preliminary Discussion Materials of Credit Suisse to the special committee of the board of directors of the Company, dated November 28, 2007.

(c)(4)*	Preliminary Financial Presentation of Credit Suisse to the special committee of the board of directors of the Company, dated December 12, 2007.

(c)(5)*	Financial Presentation of Credit Suisse to the special committee of the board of directors of the Company, dated December 20, 2007.

(d)(1)	Shareholders Agreement, by and among Company, Alfa Telecom Limited, Nye Telenor East Invest AS, OAO Rostelecom, Capital International Global Emerging Markets Private Equity Fund, L.P., Cavendish Nominees Limited and First NIS Regional Fund SICAV, dated as of August 19, 2003 (incorporated by reference to Exhibit 99.7 of the Current Report on Form 8-K filed by the Company with the SEC on August 20, 2003).

(d)(2)	Registration Rights Agreement, by and among Company, Alfa Telecom Limited, Nye Telenor East Invest AS, OAO Rostelecom, Capital International Global Emerging Markets Private Equity Fund, L.P., Cavendish Nominees Limited and First NIS Regional Fund SICAV, dated as of August 19, 2003 (incorporated by reference to Exhibit 99.5 of the Current Report on Form 8-K filed by the Company with the SEC on August 20, 2003).

(d)(3)	Registration Rights Agreement, by and between the Company and Inure Enterprises Ltd., dated as of February 22, 2007 (incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K filed by the Company with the SEC on February 27, 2007).

(d)(4)	Agreement and Plan of Merger, dated as of December 21, 2007, among Parent, Merger Sub and the Company (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by Golden Telecom, Inc. with the SEC on December 21, 2007).

(d)(5)	Account Control Agreement, dated as of December 21, 2007, among the Company, Merger Sub, and Citibank, N.A. (incorporated by reference to Exhibit (d)(7) to the Schedule TO).

EXHIBIT NO.	DESCRIPTION
(d)(6)	Security Agreement, between the Company and Merger Sub, dated December 21, 2007 (incorporated by reference to Exhibit (d)(8) to the Schedule TO).

(d)(7)	Escrow Agreement, by and among Merger Sub, the Company, and Citibank, N.A., dated December 21, 2007 (incorporated by reference to Exhibit (d)(9) to the Schedule TO).

(d)(8)	Confidential Disclosure Agreement, between VimpelCom and the Company, dated February 7, 2007 (incorporated by reference to Exhibit (e)(4) to the Schedule 14D-9).

(d)(9)	Confidentiality Agreement, between VimpelCom and the Company, dated October 15, 2007 (incorporated by reference to Exhibit (e)(5) to the Schedule 14D-9).

(f)	Section 262 of the Delaware General Corporation Law (incorporated by reference to Schedule B to the Offer to Purchase).

(g)	None.

*	Previously filed.

Exhibit Index

The Exhibit Index is hereby amended to be deleted and restated in its entirety as follows:

EXHIBIT NO.	DESCRIPTION
(a)(1)(A)	Solicitation/Recommendation Statement on Schedule 14D-9, filed by the Company with the SEC on January 18, 2008, as amended by Amendments No. 1, 2 and 3 on February 6, 2008, February 8, 2008 and February 19, 2008, respectively (incorporated by reference).

(a)(1)(B)	Offer to Purchase, dated January 18, 2008, as amended by Amendments No. 1, 2, 3 and 4 filed with the SEC on January 28, 2008, February 6, 2008, February 8, 2008 and February 19, 2008, respectively (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO).

(a)(1)(C)	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(D)	Summary Advertisement, dated January 18, 2008 (incorporated by reference to Exhibit (a)(1)(G) to the Schedule TO).

(a)(1)(E)	Joint Press Release issued by the Company and OAO Vimpel-Communications, dated December 21, 2007 (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by the Company with the SEC on December 21, 2007).

(a)(1)(F)	Letter to Stockholders of the Company from Jean-Pierre Vandromme, dated January 18, 2008 (incorporated by reference to Exhibit (a)(1)(E) to the Schedule 14D-9).

(a)(1)(G)	Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (incorporated by reference to Exhibit (a)(1)(F) to Amendment No. 1 to the Schedule 14D-9, filed by the Company with the SEC on February 6, 2008).

(a)(1)(H)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to Exhibit (a)(1)(F) of the Schedule TO).

(a)(1)(I)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(J)	Letter from Dealer Manager to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(K)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(5)(A)	Press Release issued by VimpelCom, dated February 18, 2008 (incorporated by reference to Exhibit (a)(5)(D) to the Schedule TO).

(b)(1)	Amended and Restated $41.4 million Unsecured Loan Agreement, dated December 21, 2007, between VimpelCom and Merger Sub (incorporated by reference to Exhibit (b)(1) to the Schedule TO).

(b)(2)	$4.35 billion Debt Commitment Letter, dated December 20, 2007, between VimpelCom and Merger Sub (incorporated by reference to Exhibit (b)(2) to the Schedule TO).

EXHIBIT NO.	DESCRIPTION
(b)(3)	$3.5 billion Debt Commitment Letter, dated December 20, 2007, among VimpelCom and ABN AMRO Bank N.V., London Branch, Barclays Capital, BNP Paribas, CALYON, Citibank, N.A., HSBC Bank plc, ING Bank N.V. and UBS Limited as mandated lead arrangers and ABN AMRO Bank N.V., London Branch, Barclays Bank PLC, BNP Paribas, CALYON, Citibank, N.A., HSBC Bank plc, ING Bank N.V. and UBS (Luxembourg) S.A. as underwriters, and related term sheet (incorporated by reference to Exhibit (b)(3) to the Schedule TO).

(c)(1)	Opinion of Credit Suisse to the special committee of the board of directors of the Company, dated December 20, 2007 (incorporated by reference to Annex I of the Schedule 14D-9).

(c)(2)*	Preliminary Discussion Materials of Credit Suisse to the special committee of the board of directors of the Company, dated July 19, 2007.

(c)(3)*	Preliminary Discussion Materials of Credit Suisse to the special committee of the board of directors of the Company, dated November 28, 2007.

(c)(4)*	Preliminary Financial Presentation of Credit Suisse to the special committee of the board of directors of the Company, dated December 12, 2007.

(c)(5)*	Financial Presentation of Credit Suisse to the special committee of the board of directors of the Company, dated December 20, 2007.

(d)(1)	Shareholders Agreement, by and among Company, Alfa Telecom Limited, Nye Telenor East Invest AS, OAO Rostelecom, Capital International Global Emerging Markets Private Equity Fund, L.P., Cavendish Nominees Limited and First NIS Regional Fund SICAV, dated as of August 19, 2003 (incorporated by reference to Exhibit 99.7 of the Current Report on Form 8-K filed by the Company with the SEC on August 20, 2003).

(d)(2)	Registration Rights Agreement, by and among Company, Alfa Telecom Limited, Nye Telenor East Invest AS, OAO Rostelecom, Capital International Global Emerging Markets Private Equity Fund, L.P., Cavendish Nominees Limited and First NIS Regional Fund SICAV, dated as of August 19, 2003 (incorporated by reference to Exhibit 99.5 of the Current Report on Form 8-K filed by the Company with the SEC on August 20, 2003).

(d)(3)	Registration Rights Agreement, by and between the Company and Inure Enterprises Ltd., dated as of February 22, 2007 (incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K filed by the Company with the SEC on February 27, 2007).

(d)(4)	Agreement and Plan of Merger, dated as of December 21, 2007, among Parent, Merger Sub and the Company (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by Golden Telecom, Inc. with the SEC on December 21, 2007).

(d)(5)	Account Control Agreement, dated as of December 21, 2007, among the Company, Merger Sub, and Citibank, N.A. (incorporated by reference to Exhibit (d)(7) to the Schedule TO).

(d)(6)	Security Agreement, between the Company and Merger Sub, dated December 21, 2007 (incorporated by reference to Exhibit (d)(8) to the Schedule TO).

(d)(7)	Escrow Agreement, by and among Merger Sub, the Company, and Citibank, N.A., dated December 21, 2007 (incorporated by reference to Exhibit (d)(9) to the Schedule TO).

(d)(8)	Confidential Disclosure Agreement, between VimpelCom and the Company, dated February 7, 2007 (incorporated by reference to Exhibit (e)(4) to the Schedule 14D-9).

(d)(9)	Confidentiality Agreement, between VimpelCom and the Company, dated October 15, 2007 (incorporated by reference to Exhibit (e)(5) to the Schedule 14D-9).

(f)	Section 262 of the Delaware General Corporation Law (incorporated by reference to Schedule B to the Offer to Purchase).

(g)	None.

*	Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GOLDEN TELECOM INC.

/S/ ILYA SMIRNOV
Name:	Ilya Smirnov
Title:	General Counsel

Date:	February 19, 2008